STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
July ~~22,~~29, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Patrick Scott

Re:            Dreyfus Institutional Preferred Money Market Funds
File Numbers: 811-08211; 333-26513

Ladies and Gentlemen:
Below is a revised and restated response letter, marked to show changes from the letter filed as correspondence on July 22, 2016:
On behalf of Dreyfus Institutional Preferred Money Market Funds (the "Trust"), on or about July ~~28,~~29, 2016 we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 38 (the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 36 ("Amendment No. 36") to the Registration Statement, filed with the Commission on June 2, 2016 for the purpose of implementing disclosure changes relating to money market fund reform for Dreyfus Institutional Preferred Money Market Fund (the "fund"), a series of the Trust.
The Amendment will be filed in order to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 36 that were provided to the undersigned by Patrick Scott of the Staff via telephone on July 15, 2016, to update financial information, file certain exhibits, including the consent of the Trust's independent registered public accounting firm, and make certain other revisions.  The Trust's Tandy certification is included herewith.
The prospectuses and statement of additional information included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 36.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.
Prospectuses
Front Cover
1.	Staff Comment: Please add the ticker symbol on the front cover of the prospectus for Institutional shares.
Response:  The requested change will be made in the Amendment.
Fund Summary—Fees and Expenses
2.
Staff Comment:  Footnote * to the fee table in each prospectus is different than the footnote used for other Dreyfus unitary fee funds (for example, General Treasury and Agency Money Market Fund ("GTAMMF"), a series of The Dreyfus/Laurel Funds, Inc.).  Please supplementally explain the different formulation, and note that, unless the arrangement cannot be terminated for at least one year from the effective date of the Amendment, it cannot be included as a footnote to the fee table.  In addition, please note that fee waiver arrangements that do not decrease operating expenses cannot be included in a footnote to the fee table.  Please move the discussion of the fee waiver to Item 10.

Response:  The fund is what is commonly referred to as a "unitary fee" fund, and Dreyfus's agreement to pay all of the fund's expenses (subject to certain listed exceptions, including fees and expenses of the non-interested board members and counsel to the fund and to the non-interested board members) and to reduce its fee in an amount equal to the fund's allocable portion of the fees and expenses of the non-interested board members and counsel to the fund and to the non-interested board members is contained within the fund's investment management agreement pursuant to Section 15(a) of the 1940 Act.  Accordingly, there is no termination date.  These arrangements are substantially similar to those in place for GTAMMF, and the footnote will be revised to conform with GTAMMF.
The arrangements described above result in the Adviser bearing almost all fund expenses and therefore do decrease fund operating expenses.  Therefore, fund management believes it continues to be appropriate to disclose these arrangements in a footnote to the fee table.  In this case, the fund's allocable portion of the fees and expenses of the non-interested board members and counsel to the fund and to the non-interested board members is less than one basis point.  Therefore, no line item showing the waiver is presented in the fee table.
Fund Summary—Performance
3.
Staff Comment:  The last sentence of the second paragraph in the Participant and Administrative shares prospectuses states:  "The performance figures shown have not been adjusted to reflect differences in distribution and service fees; if such expenses had been reflected, the performance shown would have been lower."  As only one share class is presented in each prospectus, please either delete this sentence or clarify why it is necessary.

Response:  Since the fund's Administrative and Participant shares are new,11 performance for the fund's Institutional shares is presented in this section.  However, Institutional shares are not subject to any distribution or servicing fees, while Administrative shares are subject to an annual Rule 12b-1 fee of 0.12% of the value of the fund's average daily net assets attributable to Administrative shares, and Participant shares are subject to an annual Rule 12b-1 fee of 0.45% of the value of the fund's average daily net assets attributable to Participant shares.  Therefore, the referenced sentence is necessary to disclose to investors in Administrative or Participant shares that, had the Institutional shares' performance that is shown been adjusted to reflect the distribution and service fees of Administrative or Participant shares, as applicable, the performance would be lower.  In addition, as requested by a supplemental comment provided to the undersigned by Patrick Scott of the Staff via telephone on July 28, 2016, the referenced sentence will be revised to add "applicable to [Administrative/Participant] shares" after "distribution and service fees."

[1]	Neither Administrative shares nor Participant shares currently are being offered. Administrative shares and Participant shares will be offered commencing on or about August 26, 2016, if shareholders of Dreyfus Institutional Cash Advantage Fund approve, at a Special Meeting of Shareholders of such fund, an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Dreyfus Institutional Cash Advantage Fund to Dreyfus Institutional Preferred Money Market Fund.
Shareholder Guide—Potential Restrictions on Fund Redemptions—Fees and Gates
4.
Staff Comment:  The first sentence of the first paragraph states: "Beginning October 14, 2016, if the fund's weekly liquid assets fall below 30% of its total assets, the fund's board, in its discretion, may impose liquidity fees of up to 2% of the value of the shares redeemed and/or redemption gates."  Please revise this sentence to replace "in its discretion" with "if it determines it is in the best interests of the fund."  Please also add "as early as the same day" at the end of the sentence.

Response:  The first requested change will be made in the Amendment.  ~~As~~Revisions will be made in the Amendment to clarify that Rule 2a-7 under the 1940 Act ("Rule 2a-7") allows for the imposition of intraday liquidity fees and redemption gates, but that fund management does not anticipate instituting liquidity fees or redemption gates ~~intraday, "on~~until the next business day~~" will be added at the end of the sentence~~.
5.
Staff Comment:  The second sentence of the first paragraph states:  "In addition, if the fund's weekly liquid assets fall below 10% of its total assets at the end of any business day, the fund must impose a 1% liquidity fee on shareholder redemptions unless the fund's board determines that a lower or higher fee (not to exceed 2%), or no fee, is in the best interests of the fund."  Please add "the next business day" after "shareholder redemptions."

Response:  ~~The first requested change will be made in the Amendment.~~  We will ~~also~~ add "beginning the next business day" after "shareholder redemptions."
6.
Staff Comment:  The second sentence of the second paragraph states:  "A liquidity fee would be imposed on all redemption requests (including redemptions by exchange into another fund) processed at the first NAV calculation on the next business day following the announcement that the fund would impose a liquidity fee."  Please revise this sentence to allow for intraday imposition of liquidity fees.

Response:  ~~As~~Revisions will be made in the Amendment to clarify that Rule 2a-7 allows for the imposition of intraday liquidity fees and redemption gates, but that fund management does not anticipate instituting liquidity fees or redemption gates ~~intraday, we believe the current disclosure is appropriate~~until the next business day.
7.
Staff Comment:  The first sentence of the third paragraph states:  "Shareholders and financial intermediaries will not be notified prior to the imposition of a redemption gate; however, financial intermediaries may be notified after the last NAV is calculated on the day the fund's board has made a decision to impose a redemption gate."  Please supplementally confirm that financial intermediaries will not be provided with notice of the imposition of a liquidity fee or redemption gate in advance of shareholders.

Response:  Financial intermediaries may be provided with notice of the imposition of a liquidity fee or redemption gate in advance of shareholders for operational reasons, but only after the last NAV is calculated on the day the fund's board has made a decision to impose a liquidity fee or redemption gate.  Therefore, the financial intermediaries will not be able to use such information in a manner that would disadvantage other shareholders.
8.
Staff Comment:  The second sentence of the third paragraph states:  "Redemption requests (including redemptions by exchange into another fund) submitted while a redemption gate is imposed will be cancelled without further notice."  Please revise this sentence to replace "while a redemption gate is imposed" with "after the fund's board has made a decision to impose a redemption gate."

Response:  We believe that the requested revision could lead to investor confusion because it does not reflect the fact that, once a redemption gate has been lifted, redemption requests will begin to be accepted again.  Therefore, we believe the current disclosure is appropriate.
9.
Staff Comment:  The last paragraph states:  "The fund's board also, in its discretion, may determine to permanently suspend redemptions and liquidate the fund if, among other reasons, the fund, at the end of a business day, has less than 10% of its total assets invested in weekly liquid assets."  Please add "and the fund's board of directors determines that it would not be in the best interests of the fund to continue operating" to the end of this sentence.  Please also add a general description of the process of fund liquidation in this scenario.  In addition, please describe such process in more detail in the statement of additional information in response to Item 23 of Form N-1A.

Response:  The requested changes will be made in the Amendment.
Financial Highlights
10.
Staff Comment:  ~~For~~When a new class of an existing fund is offered, the audited financial highlights for an existing class of shares of the fund should be presented (generally, the class presented should be the same class presented in the Item 4 performance section, so shareholders may tie the information in the performance table to the financial highlights).  Therefore, for the fund's Administrative shares and Participant shares, please present the financial highlights for the fund's Institutional shares, as the performance of Institutional shares is presented in Fund Summary—Performance.

Response:  We do not believe the financial statements for the Institutional shares can be shown as representative of, or a proxy for, other share classes.  This is different than presenting the performance of another share class, which is permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A.
Back Cover
11.	Staff Comment: Please move the Investment Company Act file number to the bottom of the back cover page and make the font size smaller as per Item 1(b)(4) of Form N-1A.
Response:  The requested change will be made in the Amendment.
Statement of Additional Information
General
12.
Staff Comment:  Please note that Item 16(g)(1) of Form N-1A will require the fund to provide disclosure in its statement of addition information ("SAI") regarding (i) any occasion during the last 10 years on which the fund has invested less than 10% of its total assets in weekly liquid assets, and, with respect to each such occasion, whether the fund's board of directors determined to impose a liquidity fee and/or temporarily suspend the fund's redemptions pursuant; and (ii) any occasion during the last 10 years on which the fund has invested less than 30%, but more than 10%, of its total assets in weekly liquid assets and the fund's board of directors has determined to impose a liquidity fee and/or temporarily suspend the fund's redemptions.

Response:  Beginning after October 14, 2016, the following disclosure will be added to Additional Information About How to Redeem Shares—Liquidity Fees and Redemption Gates (Institutional and Retail MMFs only):  "Since October 14, 2016, no Institutional MMF or Retail MMF has invested less than 10% of its total assets in Weekly Liquid Assets, or less than 30%, but more than 10%, of its total assets in Weekly Liquid Assets."  Such information will be updated in the future as applicable.
Share Ownership
13.
Staff Comment:  Item 18 of Form N-1A requires information regarding each person who owns of record or is known by the fund to own beneficially 5% or more of any class of the fund's outstanding equity securities to be updated as of no more than 30 days prior to filing.  Please update this section accordingly.

Response:  Share ownership information in the Amendment relating to the fund will be updated as requested.
Investment Restrictions
14.
Staff Comment:  Dreyfus Institutional Preferred Government Money Market Fund's ("DIPGMMF") fundamental policy with respect to industry concentration states:  "[The fund may not] invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued by banks or issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC."  Please revise this policy by October 16, 2016, as the bank carve out is inconsistent with the definition of "government money market fund" in Rule 2a-~~7 under the 1940 Act ("Rule 2a-7").~~7.

Response:  DIPGMMF's fundamental policy with respect to industry concentration allows it to invest without limitation in securities issued by banks, but does not require it to do so.  Since the restriction does not interfere with DIPGMMF's ability to comply with the requirements for a "government money market fund" as defined in Rule 2a-7, the policy has not been removed due to the costs of obtaining shareholder approval to do so.
When the fund has its next shareholder meeting, removing any fundamental policies that are inconsistent with Rule 2a-7, as amended, will be proposed for shareholder approval.  We also have added disclosure in the SAI that:
Notwithstanding investments and activities referenced in the Fundamental Policies of any Government MMF, such funds will not invest in a manner, or engage in activities, inconsistent with or not permitted by Rule 2a-7 under the 1940 Act as then in effect.
15.	Staff Comment: Please add the word "total" in front of the word "assets" in the fundamental policies with respect to industry concentration for the fund and Dreyfus Cash Management.
Response:  Fund management has advised us that when the word "assets" stands alone, the fund considers it to mean "total assets."  Therefore, the fund does not believe changing the disclosure is necessary, especially considering that changing a fundamental policy requires shareholder approval.
16.
Staff Comment:  Please supplementally explain why the fund's nonfundamental policy with respect to illiquid investments is limited to repurchase agreements.  Rule 2a-7 limits money market funds' investments in illiquid securities generally to 5% of the fund's net assets.

Response:  Not all of the requirements of Rule 2a-7 are reflected in the fund's fundamental or nonfundamental policies.  We have been advised by fund management that the fund intends to comply with all of the requirements of Rule 2a-7, including the 5% limitation on illiquid investments.
Additional Information About How to Redeem Shares—Liquidity Fees and Redemption Gates (Institutional and Retail MMFs only)
17.
Staff Comment:  Please consider adding more detail on fees and gates in the Amendment in response to Item 23 of Form N-1A.  The disclosure in the SAI is currently virtually identical to that in the prospectus.

Response:  Only the first and fourth paragraphs of Additional Information About How to Redeem Shares—Liquidity Fees and Redemption Gates (Institutional and Retail MMFs only) repeats disclosure that is in the prospectus.  The other three paragraphs provide additional details not disclosed in the prospectus.  To avoid conflicting disclosure as such disclosure evolves over time, much of the disclosure provided in the prospectus has not been repeated in the SAI.
Additional Information About How to Redeem Shares
18.	Staff Comment: The first paragraph of this section states, in part:
However, if you have purchased fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, you will receive proceeds from the redemption once a sufficient period of time has passed to reasonably ensure that the purchase check (including a certified or cashier's check) has cleared (normally eight business days).  For a money market fund, the fund may delay the redemption of such shares for such period; for a fund other than a money market fund, the fund may delay sending the redemption proceeds for such period.  In addition, the fund will not honor redemption checks under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus Automatic Asset Builder order against which such redemption is requested.
Please revise this disclosure to add "or until the fund receives verification of clearance of the funds used to purchase such shares" after "eight business days," and to reflect that money market funds may only delay sending redemption proceeds, not redeeming shares, for such period.
Response:  The requested changes will be made in the Amendment.
Additional Information About How to Redeem Shares—Redemption Through an Authorized Entity
19.
Staff Comment:  The first sentence of the second paragraph states:  "Effective October 10, 2016, where an Authorized Entity accepts trade orders on a Retail or Government MMF's behalf, the Authorized Entity is required to promptly take the steps requested by the fund or its designee to impose or assist in implementing a liquidity fee or redemption gate as requested from time to time."  Please replace "Government MMF" with "Institutional MMF."

Response:  The requested change will be made in the Amendment.
Determination of NAV—Valuation of Portfolio Securities (money market funds only)
20.	Staff Comment: Please update this section to reflect the valuation procedures for a money market fund whose net asset value will "float," such as the fund ("FNAV Funds").
Response:  On October 10, 2016, this section will be retitled Valuation of Portfolio Securities (Retail and Government MMFs only) and the section currently entitled Valuation of Portfolio Securities (funds other than money market funds) will be retitled Valuation of Portfolio Securities (funds other than Retail and Government MMFs).
Determination of NAV—Calculation of NAV
21.	Staff Comment: Please update this section to reflect the new procedures for money market funds.
Response:  This section of the SAI provides general disclosure for the Dreyfus Family of Funds that is superceded, as noted, by more specific information in the prospectus of the fund.  Therefore, fund management believes the current disclosure is appropriate.
Taxation
22.	Staff Comment: The tax consequences for FNAV Funds and of liquidity fees and redemption gates should be disclosed in more detail in the SAI.
Response:  Additional information regarding tax consequences for FNAV Funds and of liquidity fees and redemption gates will be included in the Amendment.
*    *    *    *    *
We hope the Staff finds that this letter is responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:            Janna Manes

DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS
200 Park Avenue
New York, New York  10166

July ~~22,~~29, 2016

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention:  Patrick Scott
Re:	Dreyfus Institutional Preferred Money Market Funds (Registration Nos: 811-08211 and 333-26513)
Ladies and Gentlemen:
At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Registrant acknowledges the following:
	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS
By:	/s/ Maureen E. Kane
Maureen E. Kane
Vice President